(Unaudited)

| | Common Units | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Units | | Amount | | Paid in Capital | | Accumulated Deficit | | Total Members' Equity |
| **Balance, June 22, 2022 (Inception)** | - | $ | - | $ | - | $ | - | $ | - |
| Issuance of common units to founders | 10,000,000 | | - | | - | | - | | - |
| Equity based compensation | 1,911,765 | | | | 1,300,000 | | | | 1,300,000 |
| Net loss period ended December 31, 2022 | - | | - | | - | | (1,300,000) | | (1,300,000) |
| **Balance, December 31, 2022** | 11,911,765 | $ | - | | 1,300,000 | $ | (1,300,000) | $ | - |
| Net income year ended December 31, 2023 | - | | - | | - | | - | | - |
| **Balance, December 31, 2023** | 11,911,765 | $ | - | $ | 1,300,000 | $ | (1,300,000) | $ | - |